UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BIOENVISION, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09059N100

(CUSIP Number)

Peter Wirth
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massacusetts 02110
(617) 951-7000

July 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09059N100		SCHEDULE 13D	Page 2 of 5

1.	Names of Reporting Persons. Genzyme Corporation I.R.S. Identification Nos. of above persons (entities only) 06-1047163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,247,151(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,247,151(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,247,151(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.2%

14.	Type of Reporting Person (See Instructions) CO

(1) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all 5,058,575 options to purchase Common Stock and 75,009 warrants to purchase Common Stock covered by Tender and Voting Agreements.

CUSIP No. 09059N100		SCHEDULE 13D	Page 3 of 5

1.	Names of Reporting Persons. Wichita Bio Corporation I.R.S. Identification Nos. of above persons (entities only) 41-2241310

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,247,151(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,247,151(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,247,151(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.2%

14.	Type of Reporting Person (See Instructions) CO

(1) Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all 5,058,575 options to purchase Common Stock and 75,009 warrants to purchase Common Stock covered by Tender and Voting Agreements.

CUSIP No. 09059N100	SCHEDULE 13D	Page 4 of 5

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 8, 2007 (as previously amended and supplemented, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Subparagraphs (a) and (b) of Item 5, as amended, of the Schedule 13D are hereby deleted and replaced with the following:

a)     As of the date hereof, the Reporting Persons own 8,613,567 Common Shares (representing 15.7% of the 55,035,740 outstanding Common Shares as of June 27, 2007) and 2,250,000 Preferred Shares (representing 100% of the outstanding Preferred Shares as of June 27, 2007).  Additionally, for purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the Tender and Voting Agreements, the Reporting Persons may also be deemed to possess beneficial ownership of the Stockholders’ Options and Warrants (5,058,575 options to purchase Common Stock and 75,009 warrants to purchase Common Stock). Therefore, the Reporting Persons may be deemed to beneficially own an aggregate of 18,247,151 Common Shares, representing approximately 28.2% of the fully diluted outstanding shares (assuming exercise of Stockholders’ Options and Warrants and conversion of the Preferred Shares with no accrued but unpaid dividends). The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of the Stockholders’ Options and Warrants, and this statement shall not be construed as an admission the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the Stockholders’ Options and Warrants.

Except as set forth in this Schedule 13D, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares.  Except as set forth in this Schedule 13D, to the best of Wichita Bio’s knowledge as of the date hereof, neither Wichita Bio nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares.

b)    As of the date hereof, the Reporting Persons have acquired the sole power to vote or direct the vote and to dispose or direct the disposition of 8,613,567 Common Shares and 2,250,000 Preferred Shares. For purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the Tender and Voting Agreements, the Reporting Persons may also be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares underlying the Stockholders’ Options and Warrants. Therefore, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of an aggregate of 18,247,151 Common Shares, representing approximately 28.2% of the fully diluted outstanding shares (assuming exercise of Stockholders’ Options and Warrants and conversion of the Preferred Shares with no accrued but unpaid dividends).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2007

GENZYME CORPORATION

	By:	/s/ Earl M. Collier, Jr.
Name: Earl M. Collier, Jr.
Title: Executive Vice President

WICHITA BIO CORPORATION

	By:	/s/ Earl M. Collier, Jr.
Name: Earl M. Collier, Jr.
Title: President